

July 28, 2014

Via Email
Mr. Richard A. Robert
Chief Financial Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

> **Re: Vanguard Natural Resources, LLC**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed on February 28, 2014**
> **Supplemental Response dated July 17, 2014**
> **File No. 001-33756**

Dear Mr. Robert:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 1

Proved Undeveloped Reserves, page 10

1. Your response to comment 1 in our letter dated July 9, 2014 states that, as result of an extensive review of all of your reserves, your five year development plan was revised and you adjusted the percentage of proved undeveloped reserves ("PUDs") to be converted each year. Please provide us with a schedule showing the quantity of PUDs that will be converted to proved developed status during each of the next five fiscal years. This schedule should show your PUDs by year of initial booking for each product (i.e., oil, gas, and natural gas liquids).

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief